Exhibit (u)
                                     SCRIPT
                                BAAN COMPANY N.V.
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                                 August 18, 2000


A.       Opening (Pierre Everaert) - 09:00 CET

a. Good morning. The meeting will come to order. My name is Pierre Everaert, Chairman of the Board of Supervisory Directors. I am pleased to resume my duties on the Board of Supervisory Directors, after having served as Interim CEO since early January of this year. I will chair this meeting in that capacity (in accordance with article 38 paragraph 1 of the Articles of Association).

b. I would like to welcome all the shareholders. I will introduce everyone on the dais shortly, but I wanted to say at the outset that we have limited today's meeting to only our shareholders, directors and officers of the Company, and certain of the Company's outside advisers. The media has not been invited. Officers of the Company will speak to the media after the meeting to summarise what has been discussed. But, as with our last meeting, due to the nature of this meeting, and to provide the best atmosphere for a free and open exchange on the important issues facing us, we have not invited the media to the meeting itself. Consequently, if there are members of the media in the room who are not here as shareholders of the Company, I would ask that you politely excuse yourself from the proceedings. We would ask that all shareholders observe our past practice of prohibiting the taking of photographs or video or audio recordings of the meeting, to protect the privacy of our shareholders and others in attendance. The company is having a tape recording made of the proceedings that will be kept on file, and we will of course prepare and make available to shareholders that request them minutes of the meeting.

c. I will conduct this meeting in Dutch. The Company has arranged for official translators from the European Union to be present. They will assure simulta-

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         neous translation from Dutch to English. Because we are an international company and because the official language within the Company is English, anyone should feel free to speak English. In that case the translators will assure simultaneous translation from English to Dutch. All of you have been offered headphones needed for the use of the translators. May I invite those who for some reason or other have not been aware of this facility to go to the entrance and pick up one of these headphones.

d. I hereby appoint Robert Goudie, the Company's General Counsel and Secretary to the Board, as Secretary of this meeting and request that he draw up the minutes. Let me also introduce the others joining me on the dais today: next to me is Hans Wortmann, member of the Supervisory Board and nominee to the Management Board. Next to Mr. Goudie is Ella Adriaanse of Stibbe Simont Monahan Duhot here in the Netherlands, our outside counsel. Stibbe will also supervise the shareholder statistical work. To Ms. Adriaanse's right is Baan's Chief Financial Officer, Rob Ruijter. I'd also like to recognize current member of the Management Board Peter Aird, seated in the first row. Mr. Aird is resigning from the Management Board as of today. Current Management Board member Laurens van der Tang was unable to join us today.

e. The remaining active members of our Supervisory Board, David Hodgson and William Grabe, were unable to join us in person today, but of course have been fully briefed on all matters and contributed in preparing today's meeting. Finally, as many of you know, the other member of the Company's Supervisory Board, Joop Janssen, has been on leave of absence for health reasons. I know all of you join me in wishing Joop a speedy recovery. Both William Grabe and Joop Janssen are resigning from the Supervisory Board as of this meeting. The terms of the Supervisory Board memberships of David Hodgson and Hans Wortmann expire today.

f. If anyone has not yet signed the register, please see the staff people in the lobby and register with them now.

g. The agenda for this meeting has been timely published in Het Financieele Dagblad and the Officiele Prijscourant of August 3, 2000. The meeting has

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         therefore been duly convened in accordance with the Articles of
         Association of the Company and valid resolutions can be adopted with regard to all items on the agenda. There are no quorum requirements. Any proposal subject to vote requires the approval of the majority of the votes cast in order to be adopted. Each share in the Company validly represented at the meeting is entitled to one vote.

h. I would like to now confirm with the Secretary the register for the meeting. The Company's Secretary will now sign the register of attendance in order to close it off.

i. As soon as we have done the necessary calculation, we will inform the meeting how many shares are present or represented at this meeting, as well as the percentage of the issued share capital that they in aggregate represent.

B.       Items of Business

a. I would like to turn now to today's agenda, which you see on the screens before you. The first item on the agenda is the presentation of the Annual Report of the Board of Managing Directors for the year ended December 31, 1999, consideration and adoption of the Annual Accounts of the Company for the year ended December 31, 1999, and discharge of the members of the Boards of Managing and Supervisory Directors.

B.1 Annual Report of the Board of Managing Directors for the year ended December 31, 1999:

                 a. Consideration and adoption of the Annual Accounts of the Company for the year ended December 31, 1999

                 b. Discharge of the members of the Boards of Managing and Supervisory Directors

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a.       The Annual Report and the Statutory Annual Accounts have been drawn up by the Board of Managing Directors and approved by the Board of Supervisory Directors of the Company. Copies have been deposited for inspection by the shareholders at the Company's offices and at the offices of ABN-AMRO Bank in Amsterdam. Furthermore, they have also been made available on the Company's website at Baan.com. The report of PriceWaterhouseCoopers N.V., the Company's independent auditors, is included in the Statutory Annual Accounts.

b. According to the Dutch Civil Code (article 362 paragraph 7 of Book 2), the Company's Statutory Annual Accounts can be prepared in a non-Dutch currency if the activities of the Company or the international diversity of its group so justify. The Company has prepared its Statutory Annual Accounts in US dollars since 1994.

c. I will now turn the meeting over to our Chief Financial Officer, Rob Ruijter, who will make management's presentation of the Annual Report for the year ended December 31, 1999.

                                  [Rob Ruijter]

d. Thank you Pierre. I will present the 1999 financial results and highlight certain financial statement disclosures in the 1999 Annual Report. You should have received a copy of the 1999 Annual Report. If you need a copy of the 1999 Annual Report, copies are available at the back of the room.

e. As indicated in the 1999 income statement, 1999 was a challenging year for the Company resulting in a net loss of $309 million, or $1.43 per share.

f. Total revenues were down $117 million, or 16%, from $736 million in 1998 to $619 million in 1999. This decrease was driven primarily by a decrease in license revenue of $143 million, or 43%, from $336 million in 1998 to $193 million in 1999. This decrease in license revenue was attributable principally to:

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         o        the changing competitive and economic environment the Company was operating in during 1999;

         o sales execution being negatively affected due to increased education and training needed to transition the Company's sales force from selling ERP applications to selling a broader product suite incorporating Supply Chain Management and Customer Relationship Management;

         o the fourth quarter of 1998 business reorganization creating additional challenges for the sales force;

         o continued operational losses creating company viability concerns; and

         o        an increase in personnel turnover during 1999.

g. Maintenance and service revenue increased slightly to $426 million in 1999 from $400 million in 1998.

h. The Company recognized charges of approximately $43 million in 1999 for write-downs of capitalized software development costs. These charges were taken to reflect a reduced net realizable value of certain software products resulting from the Company's change in product strategy. In 1998, the Company wrote off approximately $10 million of duplicative capitalized software in connection with the acquisition of Coda during the second quarter of that year.

i. The Company also recognized other non-recurring charges in 1999 including approximately $24 million for write-downs of goodwill and other tangible and intangible assets and $11 million related to a 4% worldwide headcount reduction and the closing of 14 branch offices. The $35 million of non-recurring charges in 1999 compares to $145 million recognized in 1998. During the fourth quarter of 1998, the Company undertook a comprehensive reorganization that included losses on the disposal of certain non-strategic business entities, severance-related costs for over 1,000 employees affected by the reduction-in-force, costs related to the consolidation and closure of approximately 50 offices, and costs associated with the cancellation of certain marketing and sales programs.

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j.       As we look at the Balance Sheet summary as of December 31, 1999, cash and marketable securities remained relatively flat from 1998 ending the year at approximately $197 million. We will review the 1999 statement of cash flows later in the presentation.

k. Accounts receivable decreased $93 million, or 37%, from $252 million in 1998 to $159 million in 1999 due primarily to the decrease in revenues.

l. Deferred revenue represents principally the unrecognized balance of annual maintenance and support billings recognized ratably over the year. The majority of maintenance and support billings occur at the beginning of the year.

m. Long-term debt consists principally of the Company's convertible subordinated notes due December 15, 2001.

n. Finally, the Company ended 1999 with negative equity of approximately $8 million.

o. As seen in the statement of cash flows, the Company began 1999 with approximately $207 million and used $140 million in operating activities during the year. The Company also used $28 million in investing activities including acquisitions and purchases of equipment. The Company generated $159 million from financing activities including $135 million of investments from Fletcher International. The Company ended 1999 with cash and marketable securities of $197 million.

p. The 1999 Annual Report includes several new disclosures including certain significant subsequent events in 2000 and a "going concern" emphasis paragraph in the auditor's report and related disclosure.

q. The 1999 Annual Accounts reflect a reduction in revenue of approximately $16 million from the Company's previously announced year-end results on February 3, 2000. This reduction, representing approximately 2.5% of total revenues, is due principally to the non-payment of certain 1999 accounts receivable during the first half 2000. The Company's internal revenue recognition policy stipulates that at least 80% of a transaction must be collected within six months in order for revenue to be recognized. Due principally to concerns

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         related to the Company's viability, collections during the first half of 2000 were negatively impacted resulting in the reversal of certain 1999 revenue.

r. Significant financial transactions occurring during the first half of 2000 were disclosed under "subsequent events" in the footnotes to the 1999 Accounts. These financial transactions include the conversion of convertible notes, the sale of the Company's investment in Meta4, the sale of the Coda business unit, and the Bear Stearns equity line.

s. Also disclosed in the 1999 Annual Report is the Invensys cash tender offer of 2.85 Euros per share.

t. The 1999 Accounts include a "going concern" emphasis paragraph in PricewaterhouseCoopers auditor's report and related disclosures in the footnotes to the financial statements. Those disclosures include discussion of:

         o significant losses in 1999 and 1998 of $310 million and $315 million, respectively;

         o eight consecutive losses of operational losses, including, as previously announced on July 20, 2000, an expected loss for the second quarter of 2000 of between $85 million and $95 million on revenues of between $70 million and $80 million;

         o ending 1999 with negative equity would potentially result in the AEX putting the Company on a special listing status;

         o the Company's share price would likely drop below $1 per share if a viable solution is not found;

         o a fundamental restructuring of the business would be required, including downsizing the Company by more than one-half;

         o alternative financing to fund operations and to finance the restructuring would be challenging to find and would most likely be at unfavorable terms;

         o        there would likely be an accelerated loss of key personnel;

         o these factors could likely reinforce customer concerns about the continued viability of the Company and create an even more challenging climate to close transactions.

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u.       With that, I will turn it back over to Pierre for questions.

                                [Pierre Everaert]

v.       Thank you Rob for that presentation on our 1999 Accounts.

w. We will take questions now. May I ask by show of hands how many people would like to speak? I'd ask that you step up the microphone. We will answer any question before proceeding to the next person who will then ask his or her question. Because we'd like to get to all questions, I ask that you keep your questions short and to the point so that everyone who wishes may have a chance to participate.

                             [Questions and Answers]

x.       I thank you all very much for your questions.

y. I would like to proceed now to resolution 1 of this meeting: the vote on the adoption of the Company's Statutory Annual Accounts for the year ended December 31, 1999 and the discharge of the 1999 members of the Boards of Managing and Supervisory Directors for the 1999 financial year. This, in so far as their management and supervision, respectively, is apparent from the Annual Report and the Statutory Annual Accounts. z. For purposes of efficiency and time: may I take it that this meeting resolves in favour of such adoption and discharge?

                  If yes: Thank you, then I conclude that this resolution is hereby taken.

                  If no: Could those who think that we need to take a vote on this resolution please raise their hands? Could those who do not think that this is necessary please now raise their hands?

                           1) (If only a few shareholders seem to wish an
                  official vote) Thank you, then I conclude that there is only a small minority of share-

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                  holders who think we need to take a vote on this one.
                  Therefore I conclude that the resolution is adopted.

                           2) (If a considerable number of shareholders seem to
                  wish an official vote) I see that there is quite a number of shareholders that are in favour of a more official voting procedure. We will proceed with an official vote taken in writing. We have a procedure for this that I will briefly explain to you. May I ask all of you to co-operate with this procedure?

                  The voting procedure is as follows:

                  - At registration in the lobby you received voting cards containing your name and depository number

                  - Please indicate on the card for this agenda item whether you vote in favor, against, or abstain

                  -        our assistants will then collect the cards

                  -        the cards will be checked with the meeting's register

                  - then the calculation of the votes in favour, against, and abstentions will be counted

                  - meanwhile we will proceed with the agenda of this meeting

                  - after the votes have been counted, we will disclose the result either during or at the end of the meeting

B.2      Appointment of new members of the Board of Managing Directors

a. I would like to proceed to the next item on the agenda, which is the appointment of new members of the Board of Managing Directors.

b. The Board of Supervisory Directors is pleased to recommend for appointment a new board of Managing Directors. I will read their names together with their current titles as approved by the Board of Supervisory Directors, and provide a

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         brief biography of each nominee. I would ask each of the nominees present here today to stand briefly once I've identified him so the shareholders can put a face with the name:

         Bruce Henderson - Chairman of the Management Board

         Bruce comes to the Company from Invensys and is the Chief Executive of Invensys' newly created Software & Systems Division, the division in which Baan will play a prominent role. At Invensys, Bruce was appointed Division Chief Executive of the Invensys Intelligent Automation Division in September 1999. He previously served as Division Chief Executive of the Invensys Controls Division from February 1999 to September 1999 and President of Siebe Appliance Controls (one of the predecessor companies to Invensys) from 1995 to February 1999. Bruce was a McKinsey & Company consultant between 1977 and 1983. After McKinsey, he served in a number of senior executive positions with TRW Inc. between 1983 and 1995, including Managing Director, Quality Safety Systems and Vice President and General Manager, Electronic Convenience Systems.

         Laurens van der Tang - President of the Management Board

         As a Baan veteran Laurens of course is well known to many of you. He joined the Company in June of 1986. After having held various positions in Implementation and Consultancy, in October 1990 he became responsible for Product Development, and in January 1992 he was named Vice President, Product Development. In January 1995, he was promoted to Vice President, Research and Development of the Company and, in March 1997, to Executive Vice President, Research and Development. In his most recent position, Laurens has been responsible for the management and strategy of the Company's product research and development groups.

         David Wyman - Chief Financial Officer, Invensys Software and Systems Division

         David also joins us from Invensys, where he was appointed Vice President-Transition for the newly created Invensys Software and Systems Division in June 2000. He was previously Assistant Vice President of Finance for the Invensys Controls Division, having joined Invensys in late 1997 as the Assistant

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         Vice President of Finance for the Siebe Appliance Controls Group.
         Between 1985 and 1997 he served in a number of senior Finance roles with Texas Instruments.

         Justin Besley - Treasurer

         Also from Invensys, Justin was appointed Group Treasurer of Invensys Plc. in February 1999. Previously, Justin served as Group Treasurer of BTR Plc. (also one of the predecessor companies to Invensys) from September 1998 to February 1999 and Head of Treasury Operations of BTR Plc. from December 1993 to September 1998.

         Tim Voak - Tax Director

         Tim also joins us from Invensys, where he was appointed as Head of Group Tax for Invensys Plc. on January 4, 2000. Previously, Tim served as Group Tax Director at Lucas Industries and Lucas Varity Plc. from June 1993 to December 1999. Prior to that he worked for The British Petroleum Company Plc. (now BP Amoco Plc.) and the UK Inland Revenue.

         Hans Wortmann - Senior Vice President Research & Development

         Hans served as Supervisory Director of the Company from May 1995 to date, most recently as its Interim Chairman, since Joop Janssen took a leave of absence for health reasons. Since 1989, Hans has been a Professor at the School of Technology Management of the Technical University of Eindhoven, the Netherlands. Hans has also provided consulting services to Baan Development B.V. in the area of overall product architecture. He will be succeeding Laurens van der Tang as our new head of research and development.

c. I'd like to note that the Supervisory Board fully supports this team. It is a diverse group with a wide array of skills. The nominees coming to us from Invensys, bring to us the experience that the Company requires in this transitional period.

d. Are there any questions concerning the nominees? Please by show of hands indicate who would like to ask questions concerning the appointment of this

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         new Management Board. Again, I ask that we keep the questions to the point so we can move through the agenda.

                            [ Questions and Answers]

e.       May I take it that the meeting resolves to ratify these nominations?

                  If yes; Thank you, then I conclude hereby that the resolution is taken.

                  If not; may I take it that the meeting agrees that we decide and vote on these six nominees as one slate? In that case a voting card will be handed out to all of you. For voting procedure, see B.1.z (page 9) above.

                           If the shareholders do not agree to vote on the nominees as one slate, a card with separate blocks for each nominee will be handed out. For the voting procedure, see B.1.z (page 9) above.

B.3      Appointment of new members of the Board of Supervisory Directors

a. I would now like to proceed to the next item on the agenda, which is the appointment of new members of the Board of Supervisory Directors.

b. Proposed for appointment as members of the Board of Supervisory Directors are the following persons. I will read each name together with a brief biography. I would ask each present here to stand up briefly following my introduction so the shareholders can put a face with the name:

         Kathleen A. O'Donovan (Chief Financial Officer, Invensys Plc.)

         Kathleen O'Donovan was appointed Chief Financial Officer and a member of the Board of Directors of Invensys Plc. in February 1999. Prior to that time she had been Finance Director and a member of the Board of Directors of Invensys predecessor BTR Plc. since 1991. She was a Partner of Ernst & Young from

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         1989 until June 1991. She has also served since November 1997 as a non-executive member of the Board of Directors of EMI Group Plc., a listed British media group, and as a director of the Bank of England since August 1999.

         James F. Mueller (Chief Operating Officer, Invensys Plc.)

         James Mueller was appointed as Chief Operating Officer of Invensys Plc. in February 1999 and as a member of the Board of Directors from March 2000. He previously served as a member of the Board of Directors of Siebe Plc. from April 1996 until February 1999. His prior appointment had been as President and Chief Operating Officer of one of Invensys' predecessor companies Siebe Temperature and Compliance Control from 1993 until February 1999. His business experience includes senior executive positions with The Thomas Group, TRW Inc. and Bundy Corporation.

         James C. Bays (Senior Vice President, General Counsel and Chief Legal Officer, Invensys Plc.)

         Jim Bays was appointed as Senior Vice President, General Counsel and Chief Legal Officer, Invensys Plc. in February 1999. He previously served as Vice President, General Counsel and Chief Legal Officer of Siebe Plc. since 1996. Prior to that time he had served in senior legal positions with GenCorp Inc. and TRW Inc. and as an attorney at the law firm of Jones, Day, Reavis & Pogue.

         John B. Saunders (Senior Vice President and Director of Corporate Strategy and Development, Invensys Plc.)

         John Saunders was appointed as Senior Vice President and Director of Corporate Strategy and Development, Invensys Plc. in February 1999. He previously served as Director, Corporate Strategy and Development of BTR Plc. from January 1996 until February 1999. His previous executive experience has included appointments as Senior Vice President and Director Corporate Strategy at SmithKline Beecham Plc. from 1988 until 1995, Director of Corporate Development at the Plessey Company Plc. and Director, Strategic Consulting at PA Management Consultants.

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         Robert E. Goudie, Jr. (former Senior Vice President, General Counsel and Secretary to the Board of the Company)

         Robert Goudie joined the Company in April 1998 as Senior Vice President, General Counsel and Secretary to the Board. He has continued in that capacity through today's meeting, after which he will provide consulting services to the Company to assist in the transition. As Company General Counsel, he had global responsibility for all legal operations of the Company. Prior to joining the Company, he was Vice President, Assistant General Counsel at Simon & Schuster, Inc. Prior to that, he was in the Litigation Department and Intellectual Property Group at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison, and he also clerked for two years on the Federal Court for the Southern District of New York.

c. Each person is nominated for appointment to a term starting today and continuing through the Annual General Meeting of Shareholders to be held in the year 2003.

d. Let me note that as most of you know, in early January of this year I stepped down temporarily from the Board of Supervisory Directors to serve as Interim Chief Executive Officer of the Company. Now that the Invensys offer is behind us, I have resumed my duties as Chairman of the Supervisory Board. My term continues through the Annual General Meeting of Shareholders to be held in the year 2002.

e. Are there any questions concerning the nominees? Please by show of hands indicate who would like to ask questions on this item. Again, I ask that we keep the questions to the point so we can move through the agenda.

                             [Questions and answers]

f. May I take it that the meeting resolves to agree with the ratification of these nominations?

                  If yes, Thank you, then I conclude hereby that the resolution is taken.

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                  If not; may I take it that the meeting agrees that we decide and vote on these five nominees as one slate? In that case a voting card will be handed out to all of you. For voting procedure, see B.1.z (page 9) above.

                           If the shareholders do not agree to vote on the nominees as one slate, a card with separate blocks for each nominee will be handed out. For the voting procedure, see B.1.z (page 9) above.

B.4 Consideration and approval of the execution and performance by the Company of the "Asset Purchase Agreement and Offer Amendment" dated July 26, 2000 between the Company and Baan Software B.V. on the one hand and Invensys Holdings Limited and Invensys Plc. on the other hand and all transactions contemplated thereby

a. I'd like to move on to the next item on the Agenda, item 4. The shareholders will be asked to consider, authorize, and approve an Asset Purchase Agreement and Offer Amendment entered into among the Company, its wholly-owned subsidiary, Baan Software B.V., Invensys Plc., and its wholly-owned subsidiary, Invensys Holdings Limited. I will refer to this agreement as the Purchase Agreement. A copy of the Purchase Agreement has been available on the Company's website at Baan.com. Copies are also available upon request here at the Meeting.

b. As you are aware, Invensys Holdings' offer to purchase all of the Company's outstanding common shares for Euro 2.85 per share was concluded on August 1st with approximately 72% of the shares tendered to Invensys. At the June 29 Extraordinary General Meeting, we extensively discussed Invensys' original offer, which the Management Board and Supervisory Board recommended to the shareholders as the best available alternative for the Company -- particularly considering, among other things, the genuine possibility that the Company would have to file for "surseance van betaling" or bankruptcy protection if the Invensys transaction would not proceed. The Invensys tender offer was conditioned on at least 95% of the Company's outstanding shares being tendered by the expiration of the offer. That number was not reached, and Inven-

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         sys reiterated to Company management that Invensys would not close the tender offer unless it could be certain of gaining full control of Baan's business. The Purchase Agreement achieves that, by transferring all of the Company's assets and liabilities to Invensys. In return for entering into the Purchase Agreement, Invensys agreed to waive the 95% requirement and the tender offer became unconditional in July. Upon completion of the transfer of assets, the Company would be liquidated since it would no longer have assets or liabilities other than the purchase price paid by Invensys for the Company's assets. It is expected that liquidation would occur within the next twelve months, though not prior to January 1, 2001. The Purchase Agreement provides that the Company would have sufficient assets to distribute (on a gross basis) to or on behalf of its shareholders Euro 2.85 per share, with the intention of therefore giving all shareholders - those who tender and those who don't - the same amount for their shares. However, I want to emphasize here that tax treatment of monies received by shareholders in liquidation may be different than those received in a tender offer and I would urge you to seek independent tax advice. In addition, there will also be a difference in the time of payment to a shareholder that awaits liquidation (some time next year) versus those who tender shares prior to August 29th, which is the current deadline Invensys has set for tendering of any outstanding shares. Invensys has stated that it will pay shareholders that tender their shares during this extended period the Euro 2.85 within three business days after the termination of that period. Please note that any shares tendered during this period may not be withdrawn.

c. Are there any questions concerning this item? Please by show of hands indicate who would like to ask questions on this item. Again, I ask that we keep the questions to the point so we can move through the agenda.

                             [Questions and answers]

d. I would like to proceed now to resolution on this item: the approval of the execution and performance by the Company of the "Asset Purchase Agreement and Offer Amendment" dated July 26, 2000 between the Baan Company N.V. and Baan Software B.V. on the one hand and Invensys Holdings Limited and Invensys Plc. on the other hand and all transactions contemplated thereby.

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                                     U - 17

e. For purposes of efficiency and time: may I take it that this meeting resolves in favour of such adoption?

                  If yes: Thank you, then I conclude that this resolution is hereby taken.

                  If no: Could those who think that we need to take a vote on this resolution please raise their hands? Could those who do not think that this is necessary please now raise their hands?

                           1) (If only a few shareholders seem to wish an
                  official vote) Thank you, then I conclude that there is only a small minority of shareholders who think we need to take a vote on this one. Therefore I conclude that the resolution is adopted.

                           2) (If a considerable number of shareholders seem to
                  wish an official vote) I see that there is quite a number of shareholders that are in favour of a more official voting procedure. We will proceed with an official vote taken in writing. For voting procedure, see B.1.z (page 9) above.

B.5 Partial amendment of the Company's Articles of Association to change the financial year of the Company from the calendar year to a financial year from September 1 through August 31

a. We have come to the final item on the Agenda, the partial amendment of the Company's Articles of Association to change the financial year of the Company from the calendar year to a financial year from September 1st through August 31st. Currently, the fiscal year for the Company and its subsidiaries is the normal calendar. The transfer of assets under the Asset Purchase Agreement - which would of course include the transfer of the Company's subsidiaries - is expected to take place on or around September 1st of this year. As a result of this asset transfer, Baan Company N.V. and Baan Software B.V. (the

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                                     U - 18

         selling parties) will have taxable income (the purchase price paid by Invensys). It is important that accrued losses are available to the maximum extent to offset any tax liability on this income. However, under the Dutch tax rules the closing of the Asset Purchase Agreement would make tax losses accrued during the current fiscal year unavailable. Therefore, the losses accrued in the fiscal year 2000 could not be used to offset the income gain from the sale. By changing the financial year to end on August 31, 2000 and closing the Asset Purchase Agreement thereafter, this will ensure that full tax losses accrued in the fiscal year 2000 will be available to the Company. In short, this change is being done to ensure maximum tax benefit to the Company in connection with the asset sale.

b. Are there any questions concerning this item? Please by show of hands indicate who would like to ask questions on this item. Again, I ask that we keep the questions to the point so we can move through the agenda.

                             [Questions and answers]

c. May I take it that the meeting resolves to agree with the ratification of the amendment of the articles of association?

                  If yes: Thank you, then I conclude that this resolution is hereby taken.

                  If no: Could those who think that we need to take a vote on this resolution please raise their hands? Could those who do not think that this is necessary please now raise their hands?

                           1) (If only a few shareholders seem to wish an
                  official vote) Thank you, then I conclude that there is only a small minority of shareholders who think we need to take a vote on this one. Therefore I conclude that the resolution is adopted.

                           2) (If a considerable number of shareholders seem to
                  wish an official vote) I see that there is quite a number of shareholders that are

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                                     U - 19

                  in favour of a more official voting procedure. We will proceed with an official vote taken in writing. For voting procedure, see B.1.z (page 9) above.

B.6      Any other business as may properly come before the Meeting

a. I would like to open the floor to our shareholders for any other business.

B.7      Questions

a. Before closing the meeting, I'd like to ask whether any one has any further questions?

C.       Closing

a. We have no further items on the agenda, and there being no further business, the meeting is now adjourned. I would like to thank you all very much for attending this meeting and for your participation. As usual, some members of the Company will join you for coffee and donuts outside the hall. Several, however, including Mr. Everaert, Mr. Goudie and Mr. Ruijter must leave immediately for a press conference that has been scheduled to brief the media on today's meeting. Again, thank you for coming.

                                      * * *